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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                              (Amendment No.    )(1)

                            VIANET TECHNOLOGIES, INC.
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                                (Name of Issuer)


                               COMMON STOCK, $.001
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                         (Title of Class of Securities)

                                   92553M 10 9
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                                 (CUSIP Number)

          Richard A. Friedman, 1065 Avenue of the Americas, 21st Floor,
                    New York, New York 10018; (212) 930-9700
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                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                December 31, 2001
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             (Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

         Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.


                         (Continued on following pages)

                              (Page 1 of 5 Pages)

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             (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

             The information required on the remainder of this cover page shall be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes)

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-----------------------                                      -------------------
 CUSIP No. 92553M 10 9                13D                     Page 2 of 5 Pages
-----------------------                                      -------------------

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1         NAME OF REPORTING PERSONS                         Dennis Somers
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE
          PERSONS

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2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a) / /

                                                                         (b) /X/
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3         SEC USE ONLY

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4         SOURCE OF FUNDS*                                  WC

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5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEM 2(d) or 2(e)

--------- ----------------------------------------------------------------------

6         CITIZENSHIP OR PLACE OF ORGANIZATION

                                                            United States

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                          7   SOLE VOTING POWER
   NUMBER OF SHARES
                                                            30,081,475
                        ----- --------------------------------------------------

     BENEFICIALLY         8   SHARED VOTING POWER
       OWNED BY

                        ----- --------------------------------------------------

         EACH             9   SOLE DISPOSITIVE POWER
      REPORTING
                                                            30,081,475
                        ----- --------------------------------------------------

     PERSON WITH         10   SHARED DISPOSITIVE POWER


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  11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON


          30,081,475
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  12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*
                                                                             / /
--------- ----------------------------------------------------------------------

  13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                                                            5.27%
--------- ----------------------------------------------------------------------

  14      TYPE OF REPORTING PERSON*

                                                            IN
--------- ----------------------------------------------------------------------

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Item 1.  Security and Issuer.

         This statement relates to the Common Stock, par value $.001 per share (the "Common Stock"), of Vianet Technologies, Inc., a Delaware Corporation (the "Issuer"). The Issuer's principal executive offices are located at 6509 Windcrest Drive, Plano, Texas 75024.

Item 2. Identity and Background.

         This statement is being filed by Mr. Dennis D. Somers. Mr. Somers's principal occupation is as employee of Comm Services Corporation. Mr. Somers's business address is 6509 Windcrest Drive, Plano, Texas 75024, where the principal executive offices of Comm Services Corporation are located.

         During the past five years, Mr. Somers has not been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or
(b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Mr. Somers is a United States citizen.

Item 3. Source and Amount of Funds or Other Consideration.

         Mr. Somers exchanged all of the shares of common stock which he beneficially owned in Comm Services Corporation for an aggregate of 30,081,475 shares of Vianet Technologies, Inc. common stock. This exchange was part of a business combination by which the shareholders of Comm Services Corporation exchanged 100% of their equity shares for 60% of Vianet Technologies, Inc.'s equity shares.

Item 4. Purpose of Transaction.

         As described above, Mr. Somers's acquisition of these shares was part of a business combination by which the shareholders of Comm Services Corporation exchanged 100% of their equity shares for 60% of Vianet Technologies, Inc.'s equity shares.

         Prior to this transaction Vianet Technologies, Inc. was primarily engaged in the design, manufacture and marketing of advanced data compression technologies, utilizing a patented wavelet compression technique, that allow customers to deliver voice, video and data communication services to be used for value-added services and E-commerce applications. In addition, Comm Services Corporation, through its wholly-owned subsidiary, Inter-Tel.Net, was primarily a wholesaler of telecommunications services. Subsequent to this combination, Vianet Technologies, Inc. will continue to be primarily engaged in the design, manufacture and marketing of advanced data compression technologies, and Comm Services Corporation will continue to be primarily a wholesaler of telecommunications services.

         Except as described above, Mr. Somers does not have any present plans or proposals which relate to or would result in:

         (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
         (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
         (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
         (d) Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
         (e) Any material change in the present capitalization or dividend policy of the Issuer;
         (f) Any other material change in the Issuer's business or corporate structure;
         (g) Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;

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         (h)      Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;
         (i) A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
         (j)      Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer.

         As of December 31, 2001, the aggregate number and percentage of the common stock of the Issuer beneficially owned by Mr. Somers is 30,081,475 shares, or 5.27%. Mr. Somers has the sole power to vote or dispose of all of the shares beneficially owned by him. Mr. Somers has not effectuated any transactions involving the securities in the last 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Somers and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

----------------- --------------------------------------------------------------
Exhibit No.        Description of Exhibit
----------------- --------------------------------------------------------------

1 Agreement and Plan of Merger, dated December 23, 2001, by and among Vianet Technologies, Inc. Comservices Acquisition Corp. and Comservices Corporation. (previously filed as an exhibit to the Company's current report on Form 8-K filed on January 2, 2002).

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                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

January 18, 2002                             /s/ Dennis D. Somers
                                            ------------------------------------
                                                 Dennis D. Somers